UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39117

36Kr Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

+86 10 8965-0708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date:	March 28, 2024	By:	/s/ Dagang Feng
			Name:	Dagang Feng
			Title:	Co-chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - 36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

3